One Ridgmar Centre 6500 West Freeway, Suite 800 Fort Worth, Texas 76116 817.989.9000 telephone 817.989.9001 facsimile www.approachresources.com

February 4, 2013

Via EDGAR Transmission

Facsimile Transmittal 703.813.6982

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Approach Resources Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 12, 2012
Response Letter dated December 28, 2012
File No. 001-33801

Dear Mr. Schwall:

As discussed by phone on February 1, 2013 by Jessica Hammons of Thompson & Knight LLP, outside legal counsel, and Ms. Svitlana Sweat, Staff Accountant, Approach Resources Inc. (the “Company”) hereby respectfully requests an extension of time to respond to the letter dated January 22, 2013 containing the comments of the staff of the Securities and Exchange Commission with regard to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2011 (the “Letter”). The Company intends to file its response to the Letter as soon as possible and no later than February 19, 2013.

Please contact the undersigned at (817) 989-9000 if you would like to discuss this request. We appreciate your consideration.

Sincerely,

/s/ Steven P. Smart
Steven P. Smart
Executive Vice President and Chief Financial Officer

cc:	Ethan Horowitz, Branch Chief
Ronald W. Winfrey, Petroleum Engineer
Svitlana Sweat, Staff Accountant
J. Ross Craft, President & Chief Executive Officer
Wesley P. Williams, Thompson & Knight LLP